DESCRIPTION OF FVCBANKCORP, INC.’S SECURITIES

As of December 31, 2025, the common stock of FVCBankcorp, Inc. (“FVCB”) was the only class of its securities registered under Section 12 of the Securities Exchange Act of 1934. The following summary description of the material features of the common stock of FVCB does not purport to be complete and is subject to, and qualified in its entirety by reference to, FVCB’s articles of incorporation and bylaws, each as amended. For more information, refer to FVCB’s articles of incorporation and bylaws and any applicable provisions of relevant law, including the Virginia Stock Corporation Act (“VSCA”) and federal laws governing banks and bank holding companies.
General
FVCB is authorized to issue 20,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.01 per share. Each share of FVCB common stock has the same relative rights as, and is identical in all respects with, each other share of FVCB common stock. FVCB’s common stock is listed on the Nasdaq Capital Market under the symbol “FVCB.” The transfer agent for FVCB’s common stock is Computershare, Inc., 250 Royall Street, Canton, Massachusetts 02021..
Dividends
FVCB’s shareholders are entitled to receive dividends or distributions that its board of directors may declare out of funds legally available for those payments. The payment of distributions by FVCB is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, FVCB’s ability to pay dividends is affected by the ability of FVCbank, its bank subsidiary, to pay dividends to the holding company. The ability of FVCbank, as well as FVCB, to pay dividends is influenced by bank regulatory requirements and capital guidelines.
Liquidation Rights
Upon the liquidation, dissolution or winding up of FVCB, whether voluntary or involuntary, holders of FVCB common stock are entitled to share ratably in all remaining assets of FVCB available for distribution after satisfaction in full of all liabilities and subject to the prior rights to distributions of holders of outstanding shares of preferred stock, if any.
Voting Rights
Holders of FVCB common stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors or preemptive rights to purchase additional shares of any class of FVCB’s capital stock. Holders of FVCB common stock have no conversion or redemption rights. All of the outstanding shares of FVCB common stock are fully paid and nonassessable.
Preferred Stock
FVCB’s board of directors may, from time to time, by action of a majority, issue shares of the authorized, undesignated preferred stock in one or more classes or series. In connection with any such issuance, the Board may by resolution determine the designation, voting rights, conversion, dividend, or other special rights or powers, and the limitations, qualifications, and restrictions of such shares of preferred stock. The existence of shares of authorized, undesignated preferred stock would enable FVCB.

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to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives FVCB flexibility in that it would allow it to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of FVCB common stock.

The existence of authorized shares of preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts or of facilitating a negotiated acquisition. Such shares, which may be convertible into shares of common stock, could be issued to shareholders or to a third party in an attempt to frustrate or render a hostile acquisition more expensive.
Certain Provisions of FVCB’s Articles of Incorporation and Bylaws.
Voting Requirements for Extraordinary Transactions. FVCB’s articles of incorporation do not contain any provisions which would require a greater or lesser than normal vote of shareholders, or any provisions which impose special approval or other requirements on corporate transactions or other matters. In general, extraordinary transactions such as mergers, acquisitions, share exchanges and amendment of the articles of incorporation, would require approval by the holders of two-thirds of the votes entitled to be cast on the matter.

Consideration of Other Constituencies. FVCB’s articles of incorporation contain a provision which requires the board of directors, when evaluating any offer of another party, to (i) make a tender or exchange offer for its equity securities, (ii) merge or consolidate with another corporation, (iii) purchase or otherwise acquire all or substantially all of its properties and assets, or (iv) engage in any transaction similar to, or having similar effects as, any of the foregoing transactions to give due consideration to all relevant factors, including, without limitation, the social and economic effects of the proposed transaction on the depositors, employees, customers, and other constituents of FVCB and its subsidiaries and of the communities in which they operate or are located, the business reputation of the other party, and the board of directors’ evaluation of the then value of FVCB in a freely negotiated sale and of FVCB’s future prospects as an independent entity. This provision, which requires the board to consider noneconomic factors, could be deemed to have an antitakeover effect.

Shareholder Action by Written Consent. Under FVCB’s bylaws and the VSCA, any action that, under any provision of the VSCA, may be taken at a meeting of the shareholders, may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, shall be signed by the holders of all of the outstanding shares entitled to vote on the matter.

Call of a Special Meeting of Shareholders. FVCB’s bylaws provide that special meetings of shareholders may only be called by FVCB’s board, by the chairman of the board or by FVCB’s president.

Amendment of the Bylaws. FVCB’s bylaws provide that, except where law or the articles of incorporation reserve the right for the shareholders, the bylaws may be amended or repealed, or new bylaws may be adopted by, the board of directors the affirmative vote of a majority of the board of directors. FVCB’s articles of incorporation and Virginia law are silent on the reservation of the authority to amend the articles to the shareholders.

Elimination of Liability. FVCB’s articles of incorporation provide that to the full extent that the VSCA permits the limitation or elimination of the liability of directors or officers, a director or officer of FVCB will not be liable to FVCB or its shareholders for monetary damages. In general, under the VSCA, a corporation may limit or eliminate a director’s or an officer’s personal liability for monetary damages in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders, except for liability resulting from such director’s or officer’s willful misconduct or a knowing violation of criminal law or any federal or state securities law.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals. FVCB’s bylaws provide that shareholders must provide advance notice of any proposal or nomination for election as director which a shareholder desires to bring before a meeting of shareholders. Such requirements will
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be in addition to any requirements under SEC Rule 14a-8 for shareholder proposals sought to be included in FVCB’s proxy materials.

Certain Provisions of Virginia Law

The VSCA contains provisions which could be deemed to have an antitakeover effect. The discussion of the following provisions is not exhaustive, and is not intended to imply that all material provisions of either the Articles of Incorporation or the VSCA are enumerated herein.

Affiliated Transactions. The VSCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

•the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;

•the affiliated transaction has been approved by a majority of the disinterested directors; or

•subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Control Share Acquisitions. Under the VSCA’s control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

•unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

•among other exceptions, unless such acquisition of shares is made pursuant to an affiliation agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.” The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but FVCB has not done so.